UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONS

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39564

Mingzhu Logistics Holdings Limited

(Exact name of registrant as specified in its charter)

27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081; Telephone: (86)755-25209839

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Common Stock, $0.128 Par Value
(Title of each class of securities covered by this Form) None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 91

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2026

By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Executive Officer